Exhibit 21.1

XYNOMIC PHARMACEUTICALS HOLDINGS, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Xynomic Pharmaceuticals, Inc.	Delaware

Xynomic Pharmaceuticals (Nanjing) Co., Ltd	People’s Republic of China

Xynomic Pharmaceuticals (Shanghai) Co., Ltd	People’s Republic of China

Xynomic Pharmaceuticals (Zhongshan) Co., Ltd	People’s Republic of China